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Pan American Silver announces strong preliminary 2016 operating results and three-year outlook

All amounts are expressed in US$ unless otherwise indicated. Results are unaudited and could change based on final audited financial results. This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

This news release refers to measures that are not generally accepted accounting principle (“non-GAAP”) financial measures, including cash costs per payable ounce of silver ("Cash Costs") and all-in sustaining costs per silver ounce sold ("AISCSOS"). Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.

Vancouver, B.C. – Jan. 12, 2017 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American”, or the “Company”) today reports its preliminary operating results for the fourth quarter ("Q4") and full year 2016, and announces its three-year outlook for production and costs. The Company plans to release its unaudited financial results for Q4 and full year 2016 on February 14, 2017.
“Pan American has achieved the successful transformation to a low-cost silver producer in 2016. In addition to beating our guidance on annual silver production, Cash Costs of $6.29 per ounce came in well below our original guidance provided in January 2016,” said Michael Steinmann, President and Chief Executive Officer of the Company. “Our three-year outlook will build on the progress we made in 2016, with the potential for strong production growth and further cost reductions stemming from our mine expansions and continued capital spending discipline.”

Consolidated Preliminary 2016 Operating Results

	Q4 2016	Full Year 2016
Silver production (million ounces)	6.3	25.4
Gold production (thousand ounces)	43.9	183.9
Zinc production (thousand tonnes)	13.2	51.9
Lead production (thousand tonnes)	5.5	20.2
Copper production (thousand tonnes)	3.1	14.4
Cash Costs(1) ($/ounce)	6.66	6.29

(1)
Preliminary Cash Costs per payable ounce of silver, net of by-product credits. Average by-product metal prices for 2016 were: Au $1,251/oz, Zn $2,095/tonne, Pb $1,872/tonne, and Cu $4,860/tonne. Cash Costs is a non-GAAP measure and readers should refer to the information under the heading “Alternative Performance (non-GAAP) Measures" at the end of this news release for more information.

2016 Operating Highlights:

•	Silver production of 25.4 million ounces exceeded the original forecast provided in January 2016 (the "Original Forecast") of 24.0 to 25.0 million ounces, and was within the revised range provided on

November 14, 2016 (the "Revised Forecast"). Record annual silver production at La Colorada and San Vicente and year-over-year production growth at Huaron and Morococha were offset by annual silver production declines at Dolores, Alamo Dorado and Manantial Espejo.

•	Record annual gold production of 183.9 thousand ounces was within the Original Forecast range of 175.0 thousand to 185.0 thousand ounces, with record-breaking annual gold production at Dolores.

•
Base metals production beat the Company's Original Forecast. Relative to the Revised Forecast, zinc and lead production was within the forecast while Copper production was slightly below. New annual production records were achieved for both zinc and lead with 51.9 thousand tonnes and 20.2 thousand tonnes produced in 2016, respectively. Copper production of 14.4 thousand tonnes in 2016 was also strong. La Colorada broke its annual production record for both zinc and lead, while Huaron broke its annual zinc production record.

•
Annual consolidated Cash Costs of $6.29 were 37% below the midpoint of the Original Forecast of $9.45 to $10.45, and at the lower end of the Revised Forecast. Dolores recorded its lowest ever annual Cash Costs while La Colorada, Huaron and Morococha achieved their lowest annual Cash Costs in more than 7 years.

•
Major projects were well advanced during 2016, with Pan American achieving its targeted milestones for its two mine expansions in Mexico. At La Colorada, the new sulphide processing plant and mineshaft were commissioned, and development of the underground mine progressed as planned. At Dolores, progress on construction of the new pulp agglomeration plant and development of the new underground mine were achieved, while a new power line connecting the mine to the national grid was completed and energized.

Preliminary 2016 Operating Results by Mine

Mine	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($/ounce)(1)
La Colorada	5.80	2.93	6.15
Dolores	3.84	102.76	-1.08
Alamo Dorado	1.86	8.38	16.02
Huaron	3.81	0.81	5.79
Morococha (92.3%)(2)	2.54	2.14	4.21
San Vicente (95%)(2)	4.43	n/a	11.95
Manantial Espejo	3.14	66.89	4.28
Total(3)	25.42	183.92	6.29
(1) Preliminary Cash Costs per payable ounce of silver, net of by-product credits. Average by-product metal prices for 2016 were: Au $1,251/oz, Zn $2,095/tonne, Pb $1,872/tonne, and Cu $4,860/tonne. Cash Costs is a non-GAAP measure and readers should refer to the information under the heading “Alternative Performance (non-GAAP) Measures" at the end of this news release for more information.
(2) Reflects Pan American’s ownership in the operation.
(3) Totals may not add up due to rounding.

2017 Guidance by Mine

Mine	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($/ounce)(1)
La Colorada	6.4 - 6.9	3.3 - 3.5	3.35 - 3.95
Dolores	4.0 - 4.5	109.1 - 115.0	1.25 - 2.25
Alamo Dorado	0.3	1.4 - 1.5	18.00 - 20.00
Huaron	3.7 - 3.8	0.3 - 0.4	5.95 - 6.95
Morococha (92.3%)(2)	2.5 - 2.6	2.9 - 3.1	3.15 - 4.15
San Vicente (95%)(2)	4.4 - 4.5	0.5 - 0.6	10.90 - 11.90
Manantial Espejo	3.3 - 3.4	37.5 - 41.0	15.35 - 16.25
Total(3)	24.5 - 26.0	155.0 - 165.0	6.45 - 7.45
(1) Cash Costs is a non-GAAP measure and readers should refer to the information under the heading “Alternative Performance (non-GAAP) Measures" at the end of this news release for more information.
(2) Reflects Pan American’s ownership in the operation.
(3) Totals may not add up due to rounding.

Three-year Outlook
The following table provides Pan American's outlook for the years 2017 to 2019 (the "Three-year Outlook"):

	2017 Guidance	2018 Outlook	2019 Outlook
Silver production (million ounces)	24.5 – 26.0	26.0 - 28.0	26.5 – 29.5
Gold production (thousand ounces)	155 - 165	170 - 185	175 - 200
Zinc production (thousand tonnes)	56.5 - 58.5	59.0 - 63.0	55.0 - 65.0
Lead production (thousand tonnes)	19.0 - 20.0	23.0 - 26.0	23.0 - 27.0
Copper production (thousand tonnes)	8.75 - 9.25	6.00 - 8.00	4.00 - 4.20
Cash Costs(1)($/ounce)	6.45 - 7.45	5.60 - 7.10	5.20 – 6.80
Sustaining capital ($ millions)	82 - 88	75 - 85	75 - 90
AISCSOS(1) ($/ounce)	11.50 - 12.90	10.00 - 12.20	9.30 - 11.60
(1) Cash Costs and AISCSOS are non-GAAP measures.  Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.

The following table provides the price and foreign exchange rate assumptions used to forecast total Cash Costs and AISCSOS in the Three-year Outlook:

2017, 2018 and 2019
Metal prices
Silver ($/ounce)	17.00
Gold ($/ounce)	1,200
Zinc ($/tonne)	2,500
Lead ($/tonne)	2,100
Copper ($/tonne)	5,400
Average annual exchange rates relative to 1 USD
Mexican peso	20
Peruvian sol	3.30
Argentine peso	17.05
Bolivian boliviano	7

Outlook Highlights:

•
The La Colorada mine is expected to ramp up to full design processing rates of 1,800 tonnes per day by the end of 2017. Annual silver production from this mine is expected to rise to 6.4 to 6.9 million ounces in 2017.

•
The new underground mine at Dolores is expected to reach design-extraction rates of 1,500 tonnes per day by the end of 2017. Commissioning of the new pulp agglomeration plant is targeted for mid-2017. Annual production at Dolores is expected to rise to 4.0 to 4.5 million ounces of silver and 109.1 to 115.0 thousand ounces of gold in 2017.

•
We expect steady-state operations at our Huaron, Morococha, and San Vicente mines. The production ramp-up at La Colorada along with mine sequencing at Huaron, Morococha and San Vicente are expected to result in higher zinc production and lower copper and lead output in 2017.

•
The Alamo Dorado mine has reached the end of its life and the processing of stockpile inventory is expected to be completed during the first quarter of 2017. During 2017, we plan to fully transition this mine from the production phase to the reclamation phase.

•
We had anticipated completing open-pit mining at Manantial Espejo in mid-2016, but improved economic conditions and exploration success has extended the timeframe into early 2017. Following the completion of open-pit mining, we will be treating low-grade stockpiles. Underground mining at Manantial Espejo is expected to continue into 2019. In 2017, exploration and site reclamation work are also planned at Manantial Espejo.

•
Capital expenditures are expected to total $140 to $150 million in 2017, comprised of $82 to $88 million in sustaining capital and $58 to $62 million in project capital related to the current mine expansions at La Colorada and Dolores; 2017 is expected to be the final year of project capital related to these expansions.

•
Sustaining capital levels over the Three-year Outlook period are consistent. In 2017, sustaining capital is directed at: equipment purchases, replacements and rebuilds; continued expansions of the leach pad at Dolores; and expansions of the tailings storage facilities at San Vicente, Huaron and La

Colorada. Sustaining capital will also fund an active exploration program within Pan American's current mining operations to replace reserves, define new resources and test new structures.

•
We anticipate spending approximately $21 million on near-site and regional exploration in 2017. Near mine exploration will be carried out at all of the Company's active mines, except Alamo Dorado, and will include both underground and surface targets. The drilling program will total approximately 110,000 metres. Regional exploration is planned in Mexico and Peru, focusing on Pan American's Greenfield projects as well as advancing option projects, such as the one with Kootenay Silver Inc.

•
The Company expects silver and gold production to rise significantly in the second half of 2017 following commissioning of the Dolores pulp agglomeration plant and the continued ramp-up of production from the La Colorada expansion. Accordingly, we expect Cash Costs to be above the full-year 2017 Guidance range during the first half of the year before moving lower in the second half, as the benefits of the Dolores and La Colorada expansions are realized.

•
The improving profile for consolidated operations over the Three-year Outlook period reflects the full-year benefits achieved from the La Colorada and Dolores mine expansions. The potential impact of mining industry cost inflation on Pan American’s costs is expected to be mitigated by the higher throughputs and efficiencies gained from these expansions.

•	Pan American's silver and gold production remains unhedged.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company’s Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company’s material mineral properties, please refer to the Company’s Annual Information Form dated March 24, 2016, filed at www.sedar.com.

Unaudited Q4 and full year 2016 Results Release and Conference Call
Pan American plans to release its unaudited results for the fourth quarter and year-ended December 31, 2016 on Tuesday, February 14, 2017 after market close.

A conference call to discuss the results is planned for Wednesday, February 15 at 1:00 pm ET (10:00 am PT). To participate, please dial: toll-free in Canada and the U.S. at 1-800-319-4610, and International at 604-638-5340.

A live audio webcast will be available on the Company’s website at www.panamericansilver.com. A replay of the webcast will also be available shortly after the call on the website.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our mission is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191

Alternative Performance (non-GAAP) Measures
In this press release we refer to measures that are not generally accepted accounting principle (“non-GAAP”) financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash Costs per payable ounce of silver, net of by-product credits (“Cash Costs”). Cash Costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company’s method of calculating Cash Costs may differ from the methods used by other entities and, accordingly, the Company’s Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
All-in sustaining costs per silver ounce sold (“AISCSOS”). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional Cash Costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow.

Readers should refer to the “Alternative Performance (non-GAAP) Measures” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2016 (the “Q3 2016 MD&A”) for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2017 and beyond, and our estimated Cash Costs and AISCSOS in 2017 and beyond; the ability of the Company to successfully complete any capital investment programs and projects, and the impacts of any such programs and projects on the Company, including with respect to production; and the expenditures and success related to any future exploration or development programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and recourse estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian Dollar, Peruvian Sol, Mexican Peso, Argentine Peso and Bolivian Boliviano versus the U.S. Dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.